ROUGE RESOURCES LTD.

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2012

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Rouge Resources Ltd.:

We have audited the accompanying financial statements of Rouge Resources Ltd., which comprise the statements of financial position as at January 31, 2012 and 2011 and February 1, 2010, and the statements of comprehensive loss, changes in equity and cash flows for the years ended January 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Rouge Resources Ltd. as at January 31, 2012 and 2011 and February 1, 2010, and the results of its financial performance and its cash flows for the years ended January 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there are certain conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, B.C.
May 28, 2012

Rouge Resources Ltd.
Statements of Financial Position
(Expressed in Canadian dollars)

		January 31,	January 31,	February 1,
		2012	2011(Note 14)	2010(Note 14)
ASSETS	Notes

Current assets
Cash		$17,823	$144,952	$53,623
Harmonized sales tax refundable		2,951	8,419	1,816
		20,774	153,371	55,439
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment	4	2,587	2,886	1,294
Exploration and evaluation assets	5	212,879	200,879	105,791
		222,366	210,665	113,985

TOTAL ASSETS		$243,140	$364,036	$169,424

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	6	$67,064	$92,523	$70,556
Related party payable	7
		245,084	100,913	1,069,901
		312,148	193,436	1,140,457

Non-current liability
Loan payable	8	39,676	-	-

TOTAL LIABILIITES		351,824	193,436	1,140,457

SHAREHOLDERS’ EQUITY (DEFICENCY)

Share capital	9			1,613,471
		3,110,796	3,110,796
Share subscriptions received		-	-	100,000
Equity component of convertible note		53,357	53,357	53,357
Deficit		(3,272,837)	(2,993,553)	(2,737,861)

TOTAL SHAREHOLDERS’ EQUITY
(DEFICIENCY)		(108,684)	170,600	(971,033)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		$243,140	$364,036	$169,424

Going Concern	1
Subsequent events	13

Approved on behalf of the Board of Directors

“Linda smith”	“Darcy Krell”
Director	Director

See accompanying notes to these financial statements	3

Rouge Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian dollars)

			Years ended January 31,
			2012	2011
				(Note 14)
Expenses	Note
Amortization		$		$439
			1,008
Accounting and audit fees			36,262	37,979
Interest on convertible note			-	14,926
Listing application expenses			90,507	41,003
Management fees	7		60,000	60,000
Office and miscellaneous	7		55,859	57,661
Professional fees			11,125	16,527
Transfer agent and filing fees			16,360	15,229
Travel and promotion			8,163	11,928

Comprehensive loss			$(279,284)	$(255,692)

Loss per share – basic and diluted	9		$(0.01)	$(0.01)

See accompanying notes to these financial statements	4

Rouge Resources Ltd.
Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)

					Equity
				Share	Component of
		Common Shares		Subscriptions	Convertible
	Notes	Number	Amount	Received	Note	Deficit		Total

Balance at February 1, 2010	14	10,565,171	$1,613,471	$100,000	$53,357	$(2,737,861)	$
								(971,033)
Net loss for the year						(255,692)		(255,692)
Shares issued for cash – private placement		30,000,000	1,500,000	(100,000)	-	-		1,400,000
Share issue costs			(2,675)	-	-	-		(2,675)

Balance at January 31, 2011		40,565,171	3,110,796	-	53,357	(2,993,553)		170,600
Net loss for the year		-	-	-	-	(279,284)		(279,284)

Balance at January 31, 2012		40,565,171	$3,110,796	$-	$53,357	$(3,272,837)		$(108,684)

See accompanying notes to these financial statements	5

Rouge Resources Ltd.
Statement of Cash Flows
(Expressed in Canadian dollars)

	Years ended January 31
	2012	2011
		(Note 14)
Operating activities
Loss for the year	$(279,284)	$(255,692)
Adjustments for non-cash items:
Amortization	1,008	439
Interest on convertible note	-	14,926
	(278,276)	(240,327)
Changes in non-cash working capital items:
Harmonized sales tax refundable	5,468	(6,603)
Trade payables and accrued Liabilities	14,217	21,967

Net cash flows used in operating activities	(258,591)	(224,963)

Investing activities
Expenditures on equipment	(709)	(2,031)
Expenditures on exploration and evaluation assets	(12,000)	(95,088)

Net cash flows used in investing activities	(12,709)	(97,119)

Financing activities
Change in related party payable	144,171	(983,914)
Share subscriptions received	-	(100,000)
Shares issued for cash	-	1,500,000
Share issue costs	-	(2,675)

Net cash flows from financing activities	144,171	413,411

Increase (decrease) in cash	(127,129)	91,329

Cash, beginning	144,952	53,623

Cash, ending	$17,823	$144,952

See accompanying notes to these financial statements	6

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

1. Nature and continuance of operations

Rouge Resources Ltd (the “Company”) was incorporated on March 31, 1988 in British Columbia, Canada. The Company’s registered office address is located at 203 - 409 Granville St., Vancouver, British Columbia, V6C 1T2. The Company is an exploration stage company engaged in the acquisition, exploration and development of exploration and evaluation assets. The Company’s stock is quoted on the OTC Bulletin Board in the United States (Note 13).

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at January 31, 2012, the Company had not advanced its property to commercial production and is not able to finance day to day activities through its operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operation and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating expenses over the next twelve months with existing cash reserves, private placement of common shares and/or loans from officers and directors.

2. Significant accounting policies and basis of preparation

These financial statements were authorized for issue on May 28 , 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This is the Company’s first set of annual financial statements prepared in accordance with IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 14.

Basis of preparation
These financial statements are presented in Canadian dollars unless otherwise noted; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

Significant accounting judgments, estimates and assumptions
The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (continued)

Foreign currency translation and balances
The functional currency of the Company is measured using the currency of the primary economic environment in which that entity operates. The financial statements are presented in Canadian dollars which is the Company’s function currency.

Foreign currency transactions, where applicable, are translated into Canadian dollars using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items, if any, are recognized in the statement of loss and comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of loss and comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures
Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of loss and comprehensive loss.

Government tax credits received, if any, are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if: (i) insufficient data exists to determine technical feasibility and commercial viability; and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (continued)

Share-based payments
The Company has adopted a stock option plan. Share-based payments to directors, officers, employees and technical consultants are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued. If it is determined the fair value of the goods or services cannot be reliably measured, they are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments
The Company classifies its financial instruments in the following categories: fair value through profit or loss investments, loans and receivables, held-to-maturity investments, available-for-sale investments and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, or classified as non-current assets where maturities are greater than 12 months after the end of the reporting period.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets. Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (continued)

Financial instruments (continued)

Impairment of assets
The carrying amount of the Company’s assets, which include equipment and exploration and evaluation assets, is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of loss and comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life not subject to amortization are tested annually for impairment.

Income taxes

Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax
Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (continued)

Income taxes (continued)

Deferred income tax (continued)
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares
On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred and a deferred tax liability is recognized. The reduction to the flow-through tax liability is recognized in profit or loss as other income.

To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future retirement or restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company has not identified any significant restoration and environmental obligations. Accordingly, no provision has been made.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

2. Significant accounting policies and basis of preparation (continued)

Equipment
Equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of loss and comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values at the rate of 30% per year.

3. Accounting standards issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations that have not been early adopted in these financial statements, are not expected to have a material effect on the Company’s future results and financial position:

a) IFRS 9 Financial Instruments (New; to replace IAS 39 and IFRIC 9);

b) IFRS 10 Consolidated Financial Statements (New; to replace consolidation requirements in IAS 27 (as amended in 2008) and SIC-12);

c) IFRS 11 Joint Arrangements (New; to replace IAS 31 and SIC-13);

d) IFRS 12 Disclosure of Interests in Other Entities (New; to replace disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31);

e) IFRS 13 Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs);

f) IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Items of Other Comprehensive Income);

g) IAS 19 Employee Benefits (Amended in 2011);

h) IAS 27 Separate Financial Statements (Amended in 2011);

i) IAS 28 Investments in Associates and Joint Ventures (Amended in 2011); and

j) IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

4. Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance at February 1, 2010	$5,970	$(4,676)	$1,294

Additions	2,031
			2,031
Amortization	-	(439)	(439)

Balance at January 31, 2011	8,001	(5,115)	2,886
Additions	709		709
Amortization	-	(1,008)	(1,008)

Balance at January 31, 2012	$8,710	$(6,123)	$2,587

5. Exploration and evaluation assets

The following table summarizes the amounts expended on the original Dotted Lake Property, now including option payments on the Lampson Lake claims, (“The Property”) as at January 31, 2012 and 2011.

			Total for	Total for
			year ended	year ended
		Lampson	January 31,	January 31,
	Dotted Lake	Lake	2012	2011
Property acquisition costs
Balance, beginning of period	$15,261	$9,033	$24,294	$15,261
Additions	-	12,000	12,000	9,033
Balance, end of period	$15,261	$21,033	$36,294	$24,294

Exploration and evaluation costs
Balance, beginning of period	$176,585	$-	$176,585	$90,530
Additions
Drilling and related costs	-	-	-	57,832
Field and camp costs	-	-	-	213
Geological consulting	-	-	-	16,099
Project administration	-	-	-	6,754
Travel and accommodation	-	-	-	5,157
	-	-	-	86,055
Balance, end of period	$176,585	$-	$176,585	$176,585

Total, end of period	$191,846	$21,033	$212,879	$200,879

The original Dotted Lake Property (“Dotted Lake Property”) was originally comprised of one claim acquired by the Company in 2001 at a cost of $200,000. The claim was allowed to lapse in 2002 and accordingly was written off during the year ended January 31, 2003. It was re-staked by the Company in March 2003. In October 2009, the Company expanded its 100% owned holdings in the original Dotted Lake Property from a single claim to ten claims by means of staking at a cost of approximately $11,055. Title to the Property was originally held in trust for the Company by a director of the Company. Title was transferred to the Company during the year ended January 31, 2012.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

5. Exploration and evaluation assets (continued)

On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors (the “Optionors”) regarding an additional two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012 (Note 13); and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious stones recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the option payment of $25,000 is made on or before April 20, 2013.

6. Trade payables and accrued liabilities

	January 31,	January 31,	February 1,
	2012	2011	2010
Trade payables	$22,730	$56,273	$46,380
Accrued liabilities	35,300	36,250	24,176
Related party payable	9,034	-	-
	$67,064	$92,523	$70,556

7. Related party payable and transactions

The following related party payable to a director and officer of the Company is unsecured, non-interest bearing and has no fixed term of repayment as at January 31, 2012 and 2011, and February 1, 2010.

	January 31,	January 31,	February 1,
	2012	2011	2010

Payable to director and officer of the Company	$245,084	$100,913	$1,069,901

The Company had the following transactions with a director and officer of the Company during the years ended January 31 2012 and 2011:

	Years ended January 31,
	2012	2011

Management fees	$60,000	$60,000
Office rent	30,000	30,000
	$90,000	$90,000

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

7. Related party payable and transactions (continued)

Key management personnel compensation

	Years ended January 31,
	2012	2011

Management fees	$60,000	$60,000

8. Loan payable

In February 2012, the Company entered into an agreement to defer $39,676 of debt owed to a professional advisor to a date beyond July 31, 2013. Accordingly, this amount has been reclassified from trade payable to a long term liability of the Company as at January 31, 2012. The amount is unsecured and non-interest bearing.

9. Share capital

Authorized share capital
Unlimited number of common shares without par value.

Issued share capital
At January 31, 2012 there were 40,565,171 (January 31, 2011 – 40,565,171) issued and fully paid common shares No shares were issued during the year ended January 31, 2012.

During the year ended January 31, 2011, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 for total proceeds of $1,500,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitled the holder to acquire one additional common share of the company at a price of $0.10 per share for a period of two years. No fair value was attributed to the warrants. Share issuance costs of $2,675 were incurred in relation to this private placement.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the year ended January 31, 2012 was based on the loss and comprehensive loss attributable to common shareholders of $279,284 (January 31, 2011 - $255,692) and the weighted average number of common shares outstanding of 40,565,171 (January 31, 2011 – 37,030,924).

Diluted loss per share does not include effect of the 30,000,000 share purchase warrants (see below) as the effect would be anti-dilutive.

Stock option plan

The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, in any event, not less than $0.10 per share

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

9. Share capital (continued)

Stock option plan (continued)

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

At January 31, 2012, the Company had no issued or outstanding stock options.

Share purchase warrants
The changes in share purchase warrants during the years ended January 31, 2012 and January 31, 2011 are as follows:

	January 31, 2012		January 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Balance, beginning of period	30,000,000	$0.10	10,000,000	$0.10
Warrants issued	-		30,000,000
Warrants expired	-		(10,000,000)

Balance, end of period	30,000,000	$0.10	30,000,000	$0.10

The weighted average life for the share purchase warrants outstanding at January 31, 2012 was 0.25 years. Subsequent to January 31, 2012, the 30,000,000 warrants expired without exercised (Note 13).

10. Income tax expense and deferred tax assets and liabilities

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year Ended	Year Ended
	January 31,	January 31, 2011
	2012
Loss before income taxes	$279,284	$255,692
Statutory tax rate	26.4%	28.5%

Expected income tax recovery at the statutory tax rate	(73,731)	(72,872)
Adjustments resulting from:
Non-deductible differences	-	3,492
Impact of changes in tax rates	3,907	6,145
Non-capital loss not utilized	-	19,340
Change in valuation allowance	69,824	43,895
Income tax recovery	$-	$-

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

10. Income tax expense and deferred tax assets and liabilities (continued)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	January 31,	January	February 1,
	2012	31, 2011	2010
Non-capital losses carried-forward	$1,354,461	$1,075,066	$899,414
Share issuance costs	1,614	2,140	-

Capital assets	(763)	(1,188)	1,024
Mineral properties and deferred exploration	200,000	200,000	200,000
	$1,555,312	$1,276,018	$1,100,438

The tax pools relating to these deductible temporary differences expire as follows:

	Canadian non-	Resources		Share issuance
	capital losses	pool	Equipment	costs
2015	$83,521	$-	$-	$-
2026	132,052	-	-	-
2027	175,837	-	-	-
2028	152,040	-	-	-
2029	182,808	-	-	-
2030	105,295	-	-	-
2031	243,513	-	-	-
2032	279,395	-	-	-
No expiry	-	412,878	1,824	1,614
	$1,354,461	$412,878	$1,824	$1,614

11. Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk on its harmonized sales tax refundable is minimal since it is recoverable from the Canadian Government.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

11. Financial risk and capital management (continued)

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Capital Management
The Company's policy is to maintain a capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working and share capital.

There have been no changes in the Company's approach to capital management during the current fiscal year and the Company is not subject to any externally imposed capital requirements.

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	January 31,	January 31,	February 1,
	2012	2011	2010

Financial assets:

Cash	$17,823	$144,952	$53,623

Harmonized sales tax refundable	2,951	8,419	1,816

Credit card security deposit	6,900	6,900	6,900

	$27,674	$160,271	$62,339

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

11. Financial risk and capital management (continued)

Other financial liabilities included in the statement of financial position are as follows:

	January 31,	January 31,	February
	2012	2011	1, 2010
Other financial liabilities:
Trade payables	$27,464	$56,273	$46,380
Related party payable
Loan payable	245,084	100,913	1,069,901

	39,676	-	-
	$312,224	$157,186	$1,116,281

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The following is a breakdown of the Company’s financial assets measured at fair value as at January 31, 2012 and January 31, 2011:

	As at January 31, 2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Credit card security deposit	6,900	-	-
	$24,723	$-	$-

	As at January 31, 2011
	Level 1	Level 2	Level 3
Cash	$144,952	$-	$-
Credit card security deposit	6,900	-	-
	$151,852	$-	$-

12. Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. All of its non-current assets are located in Canada.

13. Subsequent events

On February 6, 2012, the Company entered into an agreement to defer $39,676 of debt, owed to a professional advisor, to a date beyond July 31, 2013. Accordingly, this amount has been reclassified from short term to a long term liability of the Company as at January 31, 2012. The amount is unsecured and non-interest bearing.

Rouge Resources Ltd.
Notes to the Financial Statements
(Expressed in Canadian dollars)
For the years ended January 31, 2012 and 2011

13. Subsequent events (continued)

On April 20, 2012, the Company made its third payment of $16,000 pursuant to the option agreement dated April 20, 2010 regarding 100% purchase of the Lampson Lake Property (Note 5).

On April 30, 2012, 30,000,000 share purchase warrants expired without being exercised (Note 9).

Subsequent to January 31, 2012, the Company applied to the TSX Venture Exchange for the listing of its common shares. Conditional approval was received on April 25, 2012. The listing is conditional on the fulfillment of certain regulatory requirements and a private placement financing of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The financing was not closed on the date of the financial statements.

14. Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first annual financial statements of the Company reported under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, February 1, 2011 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures at February 1, 2010, previously reported under previous Canadian GAAP, have been restated in accordance with IFRS.

Optional exemptions applied
The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

–	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010; and
–

IFRS 2 “Share-based payments” has not been retrospectively applied to equity instruments that were granted and had vested before the Transition Date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS. The Company did not have any unvested outstanding equity instruments as of the Transition Date.

Estimates
IFRS 1 requires that estimates made in accordance with IFRS at the date of transition and other comparative periods shall be consistent with estimates made for the same date in accordance with Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of February 1, 2010 and January 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of previous Canadian GAAP to IFRS
Except for the reclassification, only between equity accounts from contributed surplus, the Canadian GAAP term used for this account, to option reserve, the IFRS term for this account, the adoption of IFRS had no impact on the Company’s financial position at February 1, 2010 and January 31, 2011 or its financial performance or cash flows for the year ended January 31, 2011.